February 27, 2020

David Sobelman
President and Chairman of the Board
GENERATION INCOME PROPERTIES, INC.
401 East Jackson Street
Suite 3300
Tampa, FL 33602

       Re: GENERATION INCOME PROPERTIES, INC.
           Amendment No. 1 to Form S-11
           Filed February 14, 2020
           File No. 333-235707

Dear Mr. Sobelman:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 22, 2020 letter.

Form S-11 Amendment filed February 14, 2020

Our Distribution Policy, page 39

1. We have considered your response to our prior comment 4 and the related changes to your disclosure. Please revise your presentation to include footnote disclosure explaining how your adjustment for estimated net increases in contractual rental revenue was determined.
       In addition, please tell us whether you expect to include adjustments for recurring capital expenditures and recurring debt service. To the extent you do not expect to include these adjustments, explain to us how you arrived at that conclusion.
 David Sobelman
GENERATION INCOME PROPERTIES, INC.
February 27, 2020
Page 2
Material Federal Income Tax Considerations, page 78

2. We note your response to comment 8 and the revised disclosures; however, we continue to note the reference on page 81 to "If we make our REIT election for our taxable year ending December 31, 2020 or such later year as is determined by our Board." Please revise to clarify the factors the Board would consider in determining a later year or revise the disclosure consistent with your response.
Generation Income Properties, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Note 12 - Change of Prior Year Information, page F-12

3. We note your response to our prior comment 12. Please address the following with respect to your change in prior year information:

              We note that your auditor's report is dated April 30, 2019 (except for Note 8 and
              Schedule III which are dated December 26, 2019), which is the same date as the auditor's report filed with the Company's Form 1-K on April 30, 2019. We further note that the balance sheet as filed in your S-11 appears to reflect changes from the balance sheet that was included in your Form 1-K. As such, please tell us if your auditor opined on the error correction as the auditor's report in this filing is not dual-
              dated to reflect the error correction in the audited year-end financial statements.
              Given the apparent revision to your financial statements for the period ended
              December 31, 2018, we remain unclear as to why you have not included footnote disclosure similar to that included in your interim financial statements. Please further explain your rationale or revise your financial statements accordingly.
Pro Forma Consolidated Financial Statements, page F-35

4. We have considered your response to our prior comment 14. We note that your measure of "revenues and certain operating expenses" is presented outside the context of financial statements filed in accordance with Rule 8-06 of Regulation S-X. We further note that this measure is presented on a consolidated basis, rather than for a specific property or group of related properties. As such, we remain unclear why this measure is not a non-
FirstName LastNameDavid Sobelman
       GAAP measure in accordance with Item 10(e) of Regulation S-K. Please expand on your
Comapany NameGENERATION INCOME PROPERTIES, INC.
       basis for concluding this is not a non-GAAP measure or revise your disclosure accordingly.
February 27, 2020 Page 2
FirstName LastName
 David Sobelman
FirstName LastNameDavidPROPERTIES, INC.
GENERATION INCOME Sobelman
Comapany NameGENERATION INCOME PROPERTIES, INC.
February 27, 2020
Page 3
February 27, 2020 Page 3
FirstName LastName
       You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Curt Creely, Esq.